Exhibit
                          William Spier
                 444 Madison Avenue, 38th Floor
                    New York, New York  10022
                      Phone:  212 751-2300
                       FAX:  212 644-0499
                             -------

                                                December 31, 1996


Mr. Richard Burt
Chairman, Special Committee
Video Lottery Technologies, Inc.
115 Perimeter Center Place
Atlanta, GA  30346

Dear Rick:

          I believe you have all the information you need to evaluate my proposal to acquire Video Lottery Technologies at $6.00 per share of common stock. I have proposed unprecedented means of demonstrating my complete dedication to consummating the proposed acquisition and unqualified confidence in my ability to do so. Now, I am asking you and the other members of the Special Committee to make a business decision. It is in everyone's interest, particularly that of VLT stockholders, to avoid a prolonged period of public posturing.

          Consequently, I am extremely disappointed in the letter you sent to me on Christmas Eve. You seem committed to creating obstacles to a highly advantageous transaction and intent upon fostering an adversarial process rather than one focusing on attaining the best possible result for stockholders. Once again, I ask you to enter into a cooperative undertaking to reward VLT stockholders.

          I have submitted a "no lose" proposal to VLT. After signing an agreement for my transaction at a price no one has suggested is anything but full and fair, VLT will be free to continue to pursue alternatives producing greater cash value. If I am unable to close my proposed transaction, I will reimburse VLT's expenses. VLT will not be out-of-pocket anything.

          Moreover, the uncertainty which has surrounded VLT for the past few years will be eliminated if you accept my proposal. A prompt decision is markedly preferable to further extended and tortuous self-appraisals and third party solicitations with no apparent likelihood of a more favorable proposal than the one I have presented.

          Once again, I repeat that I do not want any advantage over third parties interested in acquiring VLT. I encourage the Special Committee to provide all interested parties within whatever information they want. However, I must protest any attempt to deprive me of my ability to perform my duties as a director under the guise of establishing a fair bidding process. I do not want any information regarding the activities of other bidders, if there are any, or the deliberations of the Special Committee regarding sales of businesses or the Company and have committed myself to support any transaction which will provide at least $6 in cash per share to VLT stockholders. This should adequately address your concerns.

          You also expressed concern about my contacts with EDS. As you well know, I have not had any discussions with EDS since before my December 17 letter and have honored, and will continue to honor, my commitment to the Board not to engage in substantive discussions with EDS for the time period requested by you at the December 18 Board meeting. Contrary to your statements, my only past contacts with EDS have been with VLT's prior written approval. Moreover, I have been fully supportive of VLT's efforts to resolve its differences with EDS on terms which make business sense for VLT. I have never had any objective other than to ensure that VLT succeeds in its businesses and reestablishes itself as a financially sound, profitable, and innovative firm. This will remain true whether or not my acquisition proposal is accepted.

          Any suggestion that I have not placed the interests of VLT and its stockholders first and foremost in all my actions is arrant nonsense and disregards the obvious facts. More importantly, your statements evidence an irrational hostility to a proposal intended to foster a joint effort to achieve a desirable result for VLT and its investors. I hope the Special Committee can concentrate on the substance of my proposal and not be diverted by unfounded and chimerical characterizations of my conduct and motives.

          Finally, based on our presentation to Salomon, we believed it would promptly communicate to individual members of the Committee its favorable view of our proposal. Your letter carefully avoids any reference to Salomon's view of my proposal or whether, in fact, the Special Committee has requested Salomon's advice. It is highly relevant to VLT stockholders whether Salomon Brothers believes $6 per share in cash is a fair price for VLT and whether it believes my business plan is viable. Has the Special Committee asked Salomon whether our proposal satisfies these criteria? If not, we believe it should.

          In conclusion, I once again request that the Special Committee promptly respond to my proposal. If you can, in good faith, conclude I have not offered highly attractive financial terms, then reject the proposal. Otherwise, accept it. Do not engage in legal legerdemain in order to avoid making a decision and explaining it to VLT's stockholders. Even if you do not believe I deserve this courtesy, VLT's public stockholders certainly deserve an answer now.

                                       Sincerely,




                                       William Spier